UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (issuer))

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Persons Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mile Kurta, Esq.

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

(212) 880-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Brookfield Property Partners L.P. (the “Company”, “BPY,” “we”, “us” or “our”) to purchase up to US$890 million of the outstanding non-voting limited partnership units (the “Units”) of BPY at a price of US$12.00 per Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (the “Offer to Purchase”) and the accompanying circular dated July 6, 2020 (the “Circular”) attached as Exhibit (a)(1)(A) to the Schedule TO filed by BPY and Brookfield Asset Management Inc. (“BAM”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (as amended from time to time, the “Schedule TO”).

We note that with respect to the Offer which is the subject of this Schedule 14D-9, BAM may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such it is included as an Offeror to the Schedule TO. The filing of the Schedule TO or this Schedule 14D-9 is not an admission by BAM or any of its affiliates that any of them are a bidder within the meaning of Rule 14d-1 under the Exchange Act. All information in this Schedule 14D-9 relating to BAM has been supplied by BAM and all information relating to BPY has been supplied by BPY.

As discussed below, neither BPY nor the board of directors of the general partner of BPY (the “Board of Directors”) makes any recommendation to any of BPY’s unitholders (“Unitholders”) as to whether to tender or refrain from tendering their Units. Each Unitholder must make his, her or its own decision whether to tender Units, and if so, how many Units to tender.

Item 1. Subject Company Information.

(a)    The name of the subject company is Brookfield Property Partners L.P., and its principal executive office is located at 73 Front Street,
5th Floor, Hamilton, HM 12, Bermuda. BPY’s telephone number is (441) 294-3309.

(b)    This Schedule 14D-9 relates to the Units. As of June 26, 2020, there were 437,639,870 Units issued and outstanding, and 943,171,967 Units issued and outstanding on a fully exchanged basis. On a “fully exchanged” basis assumes the exchange of all of the issued and outstanding securities that are exchangeable into Units, including the exchange of the issued and outstanding redemption-exchange units (“REUs”) of Brookfield Property L.P. (the “Property Partnership”), the exchange of the issued and outstanding class A preferred limited partnership units of the Property Partnership, Series 1, 2 and 3 that are exchangeable into Units in accordance with the terms of the limited partnership agreement of the Property Partnership and the exchangeable limited partnership units of Brookfield Office Properties Exchange LP.

Item 2. Identity and Background of Filing Person.

(a)    This Schedule14D-9 is being filed by BPY, which is the subject company. BPY’s business address and telephone number are set forth in Item 1(a) above, and is incorporated herein by reference.

(d)    This Schedule 14D-9 relates to the Offer by BPY to purchase up to an aggregate amount of US$890 million of the Units (or approximately 74,166,670 Units) at a purchase price of US$12.00 per Unit, in cash, as disclosed the Offer to Purchase and the accompanying Circular. The terms and conditions of the Offer are set forth in the Offer to Purchase and the accompanying Circular attached as Exhibit (a)(1)(A) to the Schedule TO.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Information regarding the relationship between BAM and BPY is included in the following sections of BPY’s Form 20-F filed with the SEC on February 28, 2020, which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: Item 6. Directors, Senior Management and Employees; Item 7.A.: Major Shareholders and Related Party Transactions—Major Shareholders; and Item 7.B.: Major Shareholders and Related Party Transactions — Related Party Transactions. Additionally, the information in “Section 12—Agreements, Commitments and Understandings” and “Section 19—Source of Funds” of the Circular is incorporated herein by reference.

Except as set forth or incorporated by reference in this Schedule 14D-9, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between, (i) BPY or any of its affiliates (including BAM), on the one hand, and (ii) any of its executive officers, directors or affiliates (including BAM), on the other hand.

The Board of Directors was aware of all contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described in “Section 3—Purpose and Effect of the Offer” of the Circular, which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

No Recommendation

The Board of Directors has approved the Offer. However, none of BPY or its affiliates (including BAM), the Board of Directors or the depositary being AST Trust Company (Canada) makes any recommendation to any Unitholder as to whether to tender or refrain from tendering Units under the Offer.

Unitholders must make their own decisions as to whether to tender Units under the Offer, and, if so, how many Units to tender.

Reasons for the Board of Director’s Position

The information regarding the purpose of the transaction and the reasons for the Board of Director’s position on the Offer are set forth under the heading “Summary Term Sheet” of the Offer to Purchase and the headings “Section 4—Purpose and Effect of the Offer” and “Section 13—Benefits from the Offer” of the Circular is incorporated herein by reference.

Intent to Tender

The directors of the general partner of BPY and officers of the service providers of BPY are entitled to participate in the Offer on the same basis as other Unitholders; however, all of the directors of the general partner of BPY and the executive officers of the service providers of BPY have advised us that they do not intend to tender any of their Units in the Offer (including Units they are deemed to beneficially own).

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Except as disclosed in the heading “Section 21—Fees and Expenses” of the Circular, which is hereby incorporated by reference, neither BPY nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Unitholders on BPY’s behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

The information set forth under the headings “Section 8—Previous Purchases and Sales”, “Section 9—Previous Distributions” and “Section 10—Ownership of Securities of our Company” of the Circular is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

The information in “Section 12—Agreements, Commitments and Understandings” and “Section 19—Source of Funds” of the Circular is incorporated herein by reference.

Except as described in this Schedule 14D-9 or in the Offer to Purchase and the accompanying Circular, BPY is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving BPY or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of BPY or any of its subsidiaries; (iii) an exchange offer for or other acquisition of BPY’s securities by BPY, any of its subsidiaries or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of BPY.

Except as set forth or incorporated by reference in this Schedule 14D-9, there is no transaction, resolution of the Board of Directors, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained or incorporated by reference in this Schedule 14-9 may constitute “forward-looking statements” and “forward-looking information” within applicable securities laws. BPY wishes to caution its Unitholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. BPY refers its Unitholders to the documents that BPY files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 20-F, as amended and as updated by its subsequent quarterly reports and other filings on Form 6-K with the SEC, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in BPY’s forward-looking statements. Unitholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9. All subsequent written and oral forward-looking statements by or concerning BPY are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Where You Can Find More Information

BPY is subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports and other information with the SEC relating to their business, financial condition and other matters. Such reports are available free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows BPY to “incorporate by reference” information into this Schedule 14D-9, which means that BPY can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 6, 2020 and the accompanying Issuer Bid Circular (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

(a)(1)(B)	Letter of Transmittal to Deposit the limited partnership units (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

(a)(1)(C)	Letter of Transmittal to Deposit the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P. (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of the limited partnership units (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P. (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

(a)(5)(A)	Press Release dated July 2, 2020 (incorporated herein by reference from the Schedule TO-C filed by BPY and BAM with the SEC on July 2, 2020)

(e)(1)	Items 6, 7.A. and 7.B. of BPY’s Form 20-F for the year ended December 31, 2019 (incorporated herein by reference from BPY’s Form 20-F filed with the SEC on February 28, 2020)

(e)(2)	Relationship Agreement among BPY, the Brookfield Property L.P., BAM and others, dated April 15, 2013 (incorporated herein by reference from BPY’s Form 6-K filed with the SEC on April 16, 2013)

(e)(3)	Registration Rights Agreement between BPY and BAM dated April 10, 2013 (incorporated herein by reference from BPY’s Form 6-K filed with the SEC on April 16, 2013)

(e)(4)	Second Amended and Restated Master Services Agreement by and among BAM, certain service recipients and certain service providers, dated August 27, 2018 (incorporated herein by reference from BPY’s Form 6-K filed with the SEC on August 29, 2018)

(e)(5)	Equity Commitment Agreement, dated July 2, 2020, by and between BPY, BAM and Property Partnership (incorporated by reference from the Schedule TO-I filed by BPY and BAM with the SEC on July 6, 2020)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2020	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary